KOKOMO ENTERPRISES INC.

(An Exploration Stage Company)

Financial Statements
December 31, 2011 and 2010
(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Kokomo Enterprises Inc. are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal control to ensure that the Company’s assets are protected from loss or improper use, transactions are authorized and properly recorded, and financial records are reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised primarily of non-management directors.  The audit committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the audited financial statements.

“Bedo Kalpakian” (signed)
………………………………………
Bedo Kalpakian, President

Vancouver, British Columbia
April 23, 2012

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KOKOMO ENTERPRISES INC.
(An Exploration Stage Company)

We have audited the accompanying financial statements of Kokomo Enterprises Inc., which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the statements of comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Kokomo Enterprises Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and their operations and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards, as issued by International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 2 in the financial statements, which indicates that the Company incurred a net loss of $483,413 during the year ended December 31, 2011 and, as of that date, the Company’s current liabilities exceeded its current assets by $188,850. These conditions, along with other matters set forth in note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
April 23, 2012

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
		(note 14)	(note 14)
Assets

Current
Cash	$924	$5,073	$5,158
HST receivable	848	12,394	4,910
Mineral exploration tax credit receivable	0	0	1,060
Prepaid expenses	1,367	0	0

Total Current Assets	3,139	17,467	11,128
Mineral Property Interests (note 6)	1	151,340	151,077

Total Assets	$3,140	$168,807	$162,205

Liabilities and Stockholders’ Equity (Deficiency)

Current
Accounts payable and accrued liabilities (note 10)	$125,067	$66,523	$41,692
Due to related parties (note 8)	66,922	68,920	10,049

Total Current Liabilities	191,989	135,443	51,741

Stockholders’ Equity (Deficiency)

Capital Stock (note 7)	24,117,881	23,866,681	23,492,381
Reserves	10,834	233,081	250,231
Deficit	(24,317,564)	(24,066,398)	(23,632,148)

Total Stockholders’ Equity (Deficiency)	(188,849)	33,364	110,464

Total Liabilities and Stockholders’ Equity (Deficiency)	$3,140	$168,807	$162,205

On behalf of the Board:

”Bedo H. Kalpakian” (signed)
.....................................................................  Director
Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)
.....................................................................  Director
Gregory T. McFarlane

See notes to financial statements.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

	2011	2010

Expenses
Management fees (note 8)	$120,000	$320,000
Mineral property evaluation costs	64,928	0
Legal, accounting and audit	62,179	45,919
Salaries and benefits	38,129	41,460
Office and miscellaneous (note 8)	29,697	29,311
Regulatory and transfer fees	8,701	7,678
Rent (note 8)	3,600	3,600
Telephone, travel, meals and entertainment	3,294	1,943
Finance, interest and foreign exchange	962	942
Shareholder communication	584	574

Loss Before Other Items	(332,074)	(451,427)

Other Items
Interest income	0	27
Impairment of mineral property interests (note 6)	(151,339)	0

	(151,339)	27

Net Loss and Comprehensive Loss for Year	$(483,413)	$(451,400)

Basic and Diluted Loss Per Common Share (Note 7(e))	$(0.03)	$(0.04)

Weighted Average Number of Common Shares Outstanding	15,527,451	11,270,527

See notes to financial statements.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Warrants	Options	Deficit	Total Stockholders’ Equity (Deficiency)

Balance, January 1, 2010 (note 14)	8,420,278	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Net loss for year	0	0	(451,400)	0	0	(451,400)
Private placement, net of issuance costs	4,500,000	270,000	0	0	0	270,000
Warrants exercised	1,043,000	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010 (note 14)	13,963,278	23,866,681	(24,066,398)	31,884	201,197	33,364
Net loss for year	0	0	(483,413)	0	0	(483,413)
Private placement, net of issuance costs	1,100,000	100,000	0	10,000	0	110,000
Warrants exercised	1,512,000	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	16,575,278	$24,117,881	$(24,317,564)	$10,834	$0	$(188,849)

See notes to financial statements.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

	2011	2010

Operating Activities
Net loss	$(483,413)	$(451,400)
Items not involving cash
Write-off of mineral property interests	151,339	0
Share-based payment	3,250	0

	(328,824)	(451,400)
Changes in non-cash working capital (note 9)	63,475	76,218

Cash Used in Operating Activities	(265,349)	(375,182)

Financing Activity
Issue of common shares and warrants	261,200	374,300

Investing Activities
Proceeds from mineral tax credit	0	1,060
Expenditures on mineral property interest	0	(263)

Cash Provided By Investing Activities	0	797

Net Outflow of Cash	(4,149)	(85)
Cash, Beginning of Year	5,073	5,158

Cash, End of Year	$924	$5,073

Supplemental Information (note 9)

See notes to financial statements.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The common shares of the Company trade on the CNSX under the symbol “KKO”, and in the USA, the Company's common shares trade on the OTCQB under the trading symbol “KKOEF”.  The Cusip number of the Company’s common shares is 500323100. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.  The Company’s transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

2.	GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company has incurred significant operating losses over the past two fiscal years (2011 - $483,413; 2010 - $451,400), has a deficit of $24,317,564 (December 31, 2010 - $24,066,398; January 1, 2010 - $23,632,148), a working capital deficiency of $188,850 (December 31, 2010 - $117,976; January 1, 2010 - $40,613), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.	BASIS OF PRESENTATION

(a)	Statement of compliance

These statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION (Continued)

        (a)   Statement of compliance (continued)

These financial statements are the Company’s first IFRS annual financial statements. Previously, the Company prepared its financial statements in accordance with pre-changeover generally accepted accounting principles (“GAAP”). The impact of the transition from Canadian GAAP to IFRS is explained in note 14.  IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies set out in note 4 have been applied consistently to all periods presented and in the preparation of the opening balance sheet at January 1, 2010 (note 14) for purposes of transition to IFRS. The Company’s functional and reporting currency is the Canadian dollar.

(b)	Approval of the financial statements

The financial statements of Kokomo Enterprises Inc. for the year ended December 31, 2011 was approved and authorized for issue by the Board of Directors on April 23, 2012.

(c)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

3.           BASIS OF PRESENTATION (Continued)

(c)           New accounting pronouncements (continued)

IFRS 9 Financial Instruments (2010) (continued)

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

This standard applies to annual periods beginning on or after January 1, 2015 and  supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013.

Amendments to IFRS 7 Financial Instruments: Disclosures

This standard makes amendments resulting from the IASB's comprehensive review of off balance sheet activities.

The amendments introduce additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

This standard applies to annual periods beginning on or after July 1, 2011.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

3.              BASIS OF PRESENTATION (Continued)

(d)           Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment of non-current assets, valuation of share-based payments, recoverability of deferred tax assets, provision for reclamation costs among others. Actual results could differ from those estimates. Key judgments and estimates made by management with respect to those areas noted previously have been disclosed in the notes to the financial statements as appropriate.

4.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments

i)	Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

4.             SIGNIFICANT ACCOUNTING POLICIES

(a)	Financial instruments (continued)

i)	Financial assets (continued)

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.

ii)	Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

Derivative financial liabilities

Derivatives, including separated embedded derivatives are classified as held-for-trading and recognized at fair value with changes in fair value recognized in profit or loss unless they are designated as effective hedging instruments.

iii)	Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Financial instruments (continued)

iv)	Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3:	Inputs for assets or liabilities that are not based on observable market data.

(b)	Exploration and evaluation assets

i)	Exploration and evaluation expenditures

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and classified as a component of mineral properties. Such expenditures include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to a property, and directly attributable to general and administrative costs. From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

ii)	Impairment

Exploration and evaluation assets are assessed for impairment by management when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral properties is dependent on successful development and commercial exploitation or alternatively the sale of the respective areas of interest.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Exploration and evaluation assets (continued)

iii)	Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(c)	Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

4.           SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(e)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(f)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred to capital stock. For those warrants that expire, the recorded value is transferred to deficit.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i)	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(h)	Operating segment

The Company has only one operating segment, the exploration and development of mineral property interests in Canada.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; and accounts payable and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:
                                •              Credit risk;
                                •              Liquidity risk; and
                                •              Market risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash. All of the Company’s cash is held in a major Canadian financial institution and, accordingly, the Company views credit risk and concentration of credit risk as minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

         (b) Liquidity risk (continued)

The contractual financial liabilities of the Company as of December 31, 2011 equal $191,989 (December 31, 2010 - $135,443; January 1, 2010 - $51,741). All of the liabilities presented as accounts payable and due to related parties are due within 90 days of December 31, 2011.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i)	Currency risk

The Company is not exposed to any significant currency risk.

ii)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates and, therefore, the Company does not consider interest rate risk to be significant. The Company has no interest-bearing financial liabilities.

6.	MINERAL PROPERTY INTERESTS

	Extra High Property	Total

Balance, January 1, 2010	$151,077	$151,077

Geological, geochemical, trenching and drilling	263	263

Balance, December 31, 2010	151,340	151,340

Impairment of mineral property interests	(151,339)	(151,339)

Balance, December 31, 2011	$1	$1

There have been no disposals of mineral properties over the last two years and no amortization has been taken on any capitalized exploration and evaluation expenditures over the past two years.

(a)	Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

6.           MINERAL PROPERTY INTERESTS (Continued)

(a)	Extra High Property (continued)

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property.  Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008.  Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest in the Extra High Property.  Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company has recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1.  If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	Cumulative to 2011

Acquisition (property option payments)	$0	$0	$150,000
Staking	0	0	3,639
Assessment and miscellaneous	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	431,160
Colt property option payments	0	0	(443,770)
Impairment	(151,339)	0	(151,339)

	$(151,339)	$263	$1

(b)	Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its mineral leases for gross proceeds of $54,500. These mineral leases were previously written off at the end of fiscal 2000. However, in the event that at a future date the mineral leases are placed into commercial production, then the Company is entitled to a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

6.           MINERAL PROPERTY INTERESTS (Continued)

(c)	Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(d)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)	Issued

During 2011, the Company entered into two Non-Brokered Private Placement Financing Agreements and issued an aggregate of 1,100,000 units for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.15 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2011, a total of 1,512,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $151,200.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(b)           Issued (continued)

During 2010, the Company entered into a Non-Brokered Private Placement Financing Agreement and issued an aggregate of 4,500,000 units for total proceeds of $270,000 of which $270,000 was allocated to shares and $nil was allocated to warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $0.10 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

(c)	Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, January 1, 2010	7,325,333	$0.10
Issued	4,500,000	$0.10
Exercised	(1,043,000)	$0.10

Balance, December 31, 2010	10,782,333	$0.10
Issued	1,100,000	$0.15
Exercised	(1,512,000)	$0.10
Expired	(3,697,000)	$0.10

Balance, December 31, 2011	6,673,333	$0.11

At December 31, 2011 and 2010, the following warrants were outstanding and exercisable.

	Exercise	Number of Warrants
Expiry Date	Price	2011	2010

July 3, 2011	$0.10	0	3,967,000
July 29, 2011	$0.10	0	1,140,000
September 3, 2011	$0.10	0	102,000
March 11, 2012	$0.10	440,000	440,000
April 16, 2012	$0.10	550,000	550,000
May 4, 2012	$0.10	500,000	500,000
August 16, 2012	$0.10	2,000,000	2,000,000
April 1, 2013	$0.15	500,000	0
April 15, 2013	$0.15	500,000	0
May 10, 2013	$0.15	100,000	0
December 2, 2014	$0.10	2,000,000	2,000,000
December 22, 2014	$0.10	83,333	83,333

	$0.11	6,673,333	10,782,333

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(d)	Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance, January 1, 2010	178,242	$1.25
Cancelled	(14,000)	$1.25

Balance December 31, 2010	164,242	$1.25
Expired	(164,242)	$1.25
Granted	120,000	$0.15

Balance, December 31, 2011	120,000	$0.15

The weighted average remaining contractual life for options outstanding at December 31, 2011 is 0.5 (2010 - 0.5) years.

At December 31, 2011 and 2010, all stock options outstanding were exercisable. All options vested immediately upon grant.

In 2011, the Company granted 120,000 stock options with an exercise price of $0.15 per share, which are exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option, which allows the option holder to receive $3,250 if the stock options are not exercised by the expiry date. The fair value of the options granted in the current year has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected at year-end as an accrual and is included in accounts payable and accrued liabilities.

At December 31, 2011 and 2010, the following options were outstanding and exercisable:

	Exercise	Number of Options
Expiry Date	Price	2011	2010

June 15, 2011	$1.25	0	164,242
June 1, 2012	$0.15	120,000	0

		120,000	164,242

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

7.           CAPITAL STOCK (Continued)

(e)	Loss per share

The calculation of loss per share is based on the following data:

	2011	2010

Loss attributable to common shareholders	$483,413	$451,400
Weighted average number of shares outstanding	15,527,451	11,270,527

Basic and diluted loss per share	$0.03	$0.04

The diluted loss per share does not include the effect of share purchase options or warrants as they are anti-dilutive.

8.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	2011	2010

Payable to key management personnel	$8,522	$26,793
Payable to entities controlled by key management personnel	58,400	42,127

	$66,922	$68,920

	2011	2010

Rent charged by an entity controlled by key management personnel	$3,600	$3,600
Office and other expenses charged by an entity controlled by key management personnel	25,492	15,381

	$29,092	$18,981

Key management and personnel compensation is as follows:

	2011	2010

Short-term employee benefits	$135,340	$336,617

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

9.	CHANGES IN NON-CASH WORKING CAPITAL

	2011	2010

HST receivable	$11,546	$(7,484)
Prepaid expenses	(1,367)	0
Accounts payable and accrued liabilities	55,294	24,831
Due to related parties	(1,998)	58,871

	$63,475	$76,218

Supplemental information
Non-cash item
Share-based payment included in accounts payable and accrued liabilities	$3,250	$0
Interest paid	$0	$0
Income taxes paid	$0	$0

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2011	December 31, 2010	January 1, 2010

Trade payables	$86,378	$54,230	$20,292
Accrued liabilities	38,689	12,293	21,400

	$125,067	$66,523	$41,692

11.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.5% (2010 - 28.5%) to income before income taxes.  The reasons for the differences are as follows:

	2011	2010

Loss before income taxes	$(483,413)	$(451,400)
Statutory income tax rate	26.5%	28.5%

Expected income tax benefit	$(128,104)	$(128,649)
Items not deductible for income tax purposes	(937)	(873)
Change in timing differences	29,314	766
Effect of change in tax rate	5,034	15,906
Unrecognized benefit of deferred tax assets	94,693	112,850

Deferred income tax expense (recovery)	$0	$0

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

11.             INCOME TAXES (Continued)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2011	2010

Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral property interests	$2,656,167	$2,504,828
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Share issuance costs	0	3,677
Non-refundable mining investment tax credits	29,700	29,700
Non-capital losses carried forward	2,143,561	1,912,451
Capital losses carried forward	1,987,298	1,987,298

Unrecognized deductible temporary differences	$7,467,107	$7,088,335

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$561,000
2028	306,000
2029	487,000
2030	454,000
2031	335,000

$2,143,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

12.	COMMITMENT

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The remuneration for the services provided was $10,000 plus HST per month. The Management Services Agreement was renewed on November 1, 2011, which is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice to the other party (see note 15(a)).

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

13.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ equity (deficiency).

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing.  Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future.  There were no changes to the Company’s approach to capital management during the year ended December 31, 2011.  The Company is not subject to externally imposed capital requirements.

14.	TRANSITION TO IFRS

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

IFRS 1 First-time Adoption of International Financial Reporting Standards

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.

The Company has elected under IFRS 1 to not apply IFRS 2 Share-based Payment to options that vested before the date of transition to IFRS.

Adjustments on transition to IFRS

IFRS has many similarities to Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows or statement of comprehensive loss, it resulted in changes to the Company’s balance sheet and statement of stockholders’ equity (deficiency) as set out below.

(a)	Share-based payments

On transition to IFRS, the Company changed its accounting policy for the treatment of share-based payments whereby amounts recorded in options reserves for unexercised stock options are transferred to deficit upon their expiration. Previously, the Company’s Canadian GAAP policy was to leave such amounts in option reserves.

The impact on the balance sheets due to the change in accounting policy is as follows:

	December 31, 2010	January 1, 2010

Decrease in Value of Reserves - Options	$(231,000)	$(213,850)

Increase to Deficit	$231,000	$213,850

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

14.	TRANSITION TO IFRS (Continued)

(b)	Warrants

The Company has changed its accounting policy for the treatment of unit offerings to the residual value method. Under the residual value method common shares are recorded at fair value at the date the units are priced. Any proceeds exceeding the fair value of the common shares are then allocated to the share purchase warrants.  Previously, the Company’s Canadian GAAP policy was to allocate proceeds based on the relative fair value method.

The impact on the balance sheets due to the change in accounting policy is as follows:

	December 31, 2010	January 1, 2010

Decrease in Value of Reserve - Warrants	$(219,055)	$(150,410)

Increase in Value of Capital Stock	$219,055	$150,410

(c)	Reconciliation to previously reported financial statements.

A reconciliation of the above noted changes is included in the following balance sheets and statement of comprehensive loss for the dates noted below. The effects of the transition from GAAP to IFRS on the cash flow are immaterial. Therefore, a reconciliation of cash flows has not been presented.

•	Transitional Balance Sheet reconciliation – January 1, 2010
•	Balance Sheet reconciliation – December 31, 2010
•	Statement of Comprehensive Loss Reconciliation – December 31, 2010.

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

14.	TRANSITION TO IFRS (Continued)

The January 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:
	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current
Cash	$5,158	$0	$5,158
HST receivable	4,910	0	4,910
Mineral exploration tax credit receivable	1,060	0	1,060

	11,128	0	11,128
Mineral Property Interests	151,077	0	151,077

Total Assets	$162,205	$0	$162,205

Liabilities

Current
Accounts payable and accrued liabilities	$41,692	$0	$41,692
Due to related parties	10,049	0	10,049

	51,741	0	51,741

Stockholders’ Equity

Capital Stock (note 14(b))	23,341,971	150,410	23,492,381
Reserves - Warrants (note 14(b))	182,294	(150,410)	31,884
Reserves - Options (note 14(a))	432,197	(213,850)	218,347
Deficit (note 14(a))	(23,845,998)	213,850	(23,632,148)

	110,464	0	110,464

Total Liabilities and Stockholders’ Equity	$162,205	$0	$162,205

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

14.	TRANSITION TO IFRS (Continued)

The December 31, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:
	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets

Current
Cash	$5,073	$0	$5,073
HST receivable	12,394	0	12,394

	17,467	0	17,467
Mineral Property Interests	151,340	0	151,340

Total Assets	$168,807	$0	$168,807

Liabilities

Accounts payable and accrued liabilities	$66,523	$0	$66,523
Due to related parties	68,920	0	68,920

	135,443	0	135,443

Stockholders’ Equity

Capital Stock (note 14(b))	23,647,626	219,055	23,866,681
Reserves - Warrants (note 14(b))	250,939	(219,055)	31,884
Reserves - Options (note 14(a))	432,197	(231,000)	201,197
Deficit (note 14(a))	(24,297,398)	231,000	(24,066,398)

	33,364	0	33,364

Total Liabilities and Stockholders’ Equity	$168,807	$0	$168,807

KOKOMO ENTERPRISES INC. (An Exploration Stage Company) Notes to Financial Statements Years Ended December 31, 2011 and 2010 (Expressed in Canadian Dollars)

14.	TRANSITION TO IFRS (Continued)

The Canadian GAAP Statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Management fees	$320,000	$0	$320,000
Legal, accounting and audit	45,919	0	45,919
Salaries and benefits	41,460	0	41,460
Office and miscellaneous	29,311	0	29,311
Regulatory and transfer fees	7,678	0	7,678
Rent	3,600	0	3,600
Telephone, travel, meals and entertainment	1,943	0	1,943
Finance, interest and foreign exchange	942	0	942
Shareholder communication	574	0	574

Loss Before Other Item	(451,427)	0	(451,427)
Other Item
Interest income	27	0	27

Net Loss and Comprehensive Loss for Year	$(451,400)	$0	$(451,400)

15.	SUBSEQUENT EVENTS

(a)
In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company shall be reduced to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. shall be reduced to $2,500 plus HST per month as of April 1, 2012.

(b)	In March 2012, a total of 440,000 share purchase warrants exercisable at $0.10 per share expired unexercised.

(c)	In April 2012, a total of 550,000 share purchase warrants exercisable at $0.10 per share expired unexercised.